September 5, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (678)341-3771

Mr. Cecil A. Brooks
Chairman, President and Chief Executive Officer
Cornerstone Ministries Investments, Inc.
2450 Atlanta Highway, Suite 904
Cumming, Georgia 30040

Re: Cornerstone Ministries Investments, Inc.
Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed March 28, 2006, July 18, 2006, and August 30, 2006
File No. 001-32165

Dear Mr. Brooks:

    We have reviewed your response letter dated November 22, 2005 and have the following additional comment.

Form 10-KSB/A filed July 18, 2006

Exhibits

1.   We refer to prior comment 2 in our letter dated August 25, 2006. Please file an amended Form 10-KSB/A which includes updated certifications as required by Exchange Act Rule 13a-14 or Rule 15d-14 (17 CFR 240.13a-14 and 15d-14), as applicable.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant